DM [redacted]

CM

06050515

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 8 2006
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 53310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIREFLY CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 FEDERAL STREET, 8TH FLOOR
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MUHAMMED SAEED (617) 314-0705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

10/31

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MUHAMMED SAEED, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIREFLY CAPITAL, INC., as of JUNE 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Massachusetts
Suffolk County

Subscribed and sworn to before me this 21st day of Aug 2006

Odessa W. Bowden Notary Public
My commission expires 11/22/2007

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRACE & SUSSMAN, PLLC
Certified Public Accountants
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Firefly Capital, Inc.
Boston, MA

We have audited the accompanying statement of financial condition of Firefly Capital, Inc. (the Company) as of June 30, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firefly Capital, Inc. as of June 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
August 14, 2006

FIREFLY CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Cash and cash equivalents	$ 230,972
Receivable from broker dealers	894,934
Deposits with clearing organizations	212,464
Rent deposit	8,550
Receivable from officers, net of doubtful allowance of $104,734	17,501
Deferred taxes	47,405
Furniture and equipment at cost, less, accumulated depreciation of $291,025	15,553
Total Assets	$ 1,427,379

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 87,017
Income taxes payable	659
Total Liabilities	87,676
Stockholders' Equity	
Common stock, $111.10 par value, shares authorized 90,909, 12,250 issued and 10,000 outstanding shares	1,111,000
Additional paid-in-capital	700,855
Retained earnings (deficit)	(391,652)
Less 2,250 shares of common stock in treasury, at cost	(80,500)
Total Stockholders' Equity	1,339,703
Total Stockholders' Equity and Liabilities	$ 1,427,379

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2006

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated on December 11, 2000. It serves as a broker/dealer in securities. Related commission revenue and expenses are recorded on a settlement date basis.

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. For the fiscal year ended June 30, 2006, depreciation expense was $32,002.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $1,250,538 at June 30, 2006, which exceeded required net capital of $5,845 by $1,244,693. The ratio of aggregate indebtedness to net capital at June 30, 2006 was 7.0%.

FIREFLY CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

JUNE 30, 2006

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$ 0	$ 5,794	$ 5,794
Deferred	(26,665)	(15,473)	(42,138)
	$ (26,665)	$ (9,679)	$ (36,344)

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences. Net operating loss carryforwards from prior years were used to reduce current taxable income to zero. The remaining NOL carryforward available to offset future earnings as of June 30, 2006 was $18,679. In the prior year, deferred tax assets of $139,847 were net of a valuation allowance of $134,580 due to the uncertainty of realizing those deductible temporary differences. During the current year, payments on previously doubtful receivables reduced the uncertainty and the balance of deferred tax assets as of June 30, 2006 was not subject to a valuation allowance. This change in the valuation allowance created a deferred tax benefit for the current year.

NOTE 4- RELATED PARTY TRANSACTIONS

The officers of the Company advanced themselves money during prior years. The Company has entered into a formal agreement with the officers to repay these advances at year-end. The agreement does not state an interest rate; however it does state that if the loan goes into default, interest will be accrued at the applicable Federal rate, from the beginning note date to the default date. It is expected that these advances will continue to be repaid through bonuses in the next two years. An allowance for doubtful accounts was established due to the repayments having been contingent upon these continued bonuses. As the loans are repaid the balance in both the loan and allowance accounts will be reduced. The balance due as of June 30, 2006 was $122,235 with an allowance for doubtful collection of $104,734.

The Company's parent corporation leases the office space that the Company uses and has the ability to influence the costs allocated to each entity. During the year ended June 30, 2006, the Company was provided services by its parent and some costs were incurred by the parent on the Company's behalf. In accordance with the expense sharing agreement between the Company and its parent, the Company is not charged for services provided by the parent, and is released from any liability relating to costs incurred by the parent on behalf of the Company.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

At various times during the fiscal year, the Company's cash in bank balances exceeded the Federally insured limits. At June 30, 2006, the Company's uninsured cash balances totaled $130,972.

NOTE 6- STOCKHOLDER'S EQUITY

Common Stock – The Company's Board has authorized the issuance of up to 90,909 shares of $111.10 par value common stock, of which 10,000 shares were outstanding and 2,250 shares were held in treasury as of June 30, 2006.

NOTE 7 - REORGANIZATION

On December 21, 2004 the Company (operating company) reorganized its corporate structure as a subsidiary of Firefly Holdings, Inc. (a Delaware holding company). Shareholders of the Company exchanged all of their shares for Firefly Holdings, Inc share for share. The reorganization resulted in the Holding Company becoming the parent company, owning 100% of, the Operating Company. The preferred stock of Firefly Capital, Inc. was converted to common stock and after the conversion all common stock was reverse split at the ratio of one share of new common stock for 220 shares of existing common stock of the Operating Company. After the conclusion of the foregoing transactions there are 10,000 shares of common stock outstanding.